FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 18, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 18, 2005                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

15 April 2005        Abacus  (GSK)   Trustees   Limited,   as  trustee  of  the
                     GlaxoSmithKline   Employee   Trust,   ("the  GSK  Trust"),
                     transferred 15,710 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share
                     Option Plan 1991.


The Company was advised of this transaction on 18 April 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

18 April 2005

                     Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


15 April 2005        The  Administrators  of the  SmithKline  Beecham  Employee
                     Benefit Trust ("the  Trust")  notified  the  Company  on
                     18 April 2005 that following reinvestment of the cash dividend paid to shareholders on 07 April 2005, 1,228
                     Ordinary Shares in the Company had been purchased for participants in the SmithKline Beecham Bonus Investment
                     Plan at a price of (pound)12.747 per share.

15 April 2005        The  Administrators  of the Trust also  notified the
                     Company on 18 April 2005  that   following   reinvestment
                     of  the  cash  dividend  paid  to shareholders on 07 April
                     2005, 8,702 Ordinary Shares in the Company had been purchased for participants in the GlaxoSmithKline Annual
                     Investment Plan at a price of (pound)12.747 per share.






The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Julian Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

18 April 2005

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 18 April 2005, that as a result of a movement in the fund on 14 April 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,341,531 to 18,308,664 at an average price of $46.03


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

18 April 2005